UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

Chris Kaitson
1100 Louisiana, Suite 3300
Houston, Texas 77002
(713) 821-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons Enbridge Energy Company, Inc. I.R.S. Identification Nos. of above persons (entities only). 39-0792581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 22,699,315†

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 22,699,315†

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,699,315†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%†

14.	Type of Reporting Person (See Instructions) CO

†         The number and percentage of Class A Common Units representing limited partner interests of the Issuer reported as beneficially owned by Enbridge Energy Company, Inc. (“EECI”) in this Schedule 13D includes 6,449,315 Class A Common Units underlying 6,449,315 Class C Units of the Issuer.  Please read Item 3.

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons Enbridge Pipelines Inc. I.R.S. Identification Nos. of above persons (entities only). Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) *

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power *

	8.	Shared Voting Power None

	9.	Sole Dispositive Power *

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) CO

*         EECI is wholly owned by Enbridge Pipelines Inc. (“EPI”).  Therefore, EPI may be deemed to be the beneficial owner of the 22,699,315 Class A Common Units representing limited partner interests of the Issuer that are owned by EECI.  Thus, EPI is filing this Schedule 13D jointly with EECI.

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons IPL System Inc. I.R.S. Identification Nos. of above persons (entities only). Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) **

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alberta

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power **

	8.	Shared Voting Power None

	9.	Sole Dispositive Power **

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person **

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **

14.	Type of Reporting Person (See Instructions) CO

**       EECI is indirectly owned by IPL System Inc. (“IPL”).  Therefore, IPL may be deemed to be the beneficial owner of the 22,699,315 Class A Common Units representing limited partner interests of the Issuer that may be deemed owned by EECI.  Thus, IPL is filing this Schedule 13D jointly with EECI.

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons Enbridge Inc. I.R.S. Identification Nos. of above persons (entities only). 98-0377957

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) ***

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power ***

	8.	Shared Voting Power None

	9.	Sole Dispositive Power ***

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) ***

14.	Type of Reporting Person (See Instructions) CO

***    EECI is indirectly owned by Enbridge Inc. (“Enbridge”).  Therefore, Enbridge may be deemed to be the beneficial owner of the 22,699,315 Class A Common Units representing limited partner interests of the Issuer that may be deemed owned by EECI.  Thus, Enbridge is filing this Schedule 13D jointly with EECI.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Class A Common Units representing limited partner interests of Enbridge Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).  The principal executive office of the Issuer is located at 1100 Louisiana, Suite 3300, Houston, Texas 77002.

Item 2.	Identity and Background

This Statement is filed jointly pursuant to Rule 13d-1(k)(1) by Enbridge Inc., a Canadian corporation (“Enbridge”), IPL System Inc., an Alberta corporation (“IPL”), Enbridge Pipelines Inc., a Canadian corporation (“EPI”), and Enbridge Energy Company, Inc., a Delaware corporation (“EECI” and, together with Enbridge, IPL and EPI, the “Reporting Persons”) pursuant to a joint filing statement, which is attached to this Schedule 13D as Exhibit A.

The address of the principle offices of Enbridge, IPL and EPI is 3000, 425—First Street S.W., Calgary, Alberta, Canada T2P 3L8.  The address of the principle office of EECI is 1100 Louisiana, Suite 3300, Houston, Texas 77002.

Enbridge is an energy transportation, distribution and related services provider.  Enbridge’s principal business segments are: (1) the Liquids Pipelines segment and (2) the Gas Distributions and Services segment.  The Liquids Pipelines segment includes the operation of Enbridge’s mainline crude oil and liquids pipeline system, and feeder pipelines in Canada and the United States.  Enbridge’s wholly owned subsidiary EPI owns and operates the Canadian portion of the Enbridge crude oil mainline and operates the United States portion of the mainline—the Lakehead System.  Enbridge has a 14.9% interest in the Issuer, which owns the Lakehead System.  Enbridge’s Gas Distribution and Services segment consists primarily of gas utility operations that serve residential, commercial, industrial and transportation customers in central and eastern Ontario.  The core of the Gas Distribution & Services segment is Enbridge Gas Distribution, which is Canada’s largest natural gas distribution utility.  IPL is a holding company and a wholly owned subsidiary of Enbridge.  EPI is a liquid hydrocarbon pipeline transportation provider and a wholly owned subsidiary of IPL.  EECI is a wholly owned subsidiary of IPL and holds the general partner interest in the Issuer.

Information relating to the directors and executive officers of the Reporting Persons is contained in Exhibit B attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Exhibit B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Exhibit B hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 4, 2008, the Issuer issued and sold 16,250,000 Class A Common Units to EECI at a purchase price of $30.76 per Class A Common Unit.  These Class A Common Units were issued and sold by the Issuer in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  EECI paid approximately $500 million to purchase the Class A Common Units, which purchase price was funded by intercompany transfers between affiliates of the Issuer.  Net proceeds to the Issuer, including expenses associated with the private placement, were approximately $500 million.  In addition, EECI contributed approximately $10.2 million to the Issuer to maintain its 2.0 percent general partner interest.

On August 15, 2006, the Issuer issued and sold 5,434,783 Class C Units to EECI at a purchase price of $46.00 per Class C Unit.  These Class C Units were issued and sold by the Issuer in a private transaction exempt from registration under Section 4(2) of the Securities Act.  Net proceeds to the Issuer, including expenses associated with the private placement, were approximately $500 million.  In addition, EECI contributed approximately $10 million to the Issuer to maintain its 2.0 percent general partner interest.

Until August 15, 2009, in lieu of cash distributions, the holders of the Issuer’s Class C Units will receive quarterly distributions of additional Class C Units with a value equal to the quarterly cash distributions the Issuer pays to the holders of its Class A Common Units and Class B Common Units (referred to collectively as the “common units”).  The number of additional Class C Units the Issuer will issue is determined by dividing the quarterly cash distribution per unit it pays on its common units by the average market price of a Class A Common Unit as listed on the New York Stock Exchange for the 10-trading day period immediately preceding the ex-dividend date for the Issuer’s Class A Common Units multiplied by the number of Class C Units outstanding on the record date.  As a result, the number of Class C Units and the percentage of the Issuer’s total units owned by holders of the Class C Units will increase automatically under the provisions of the Issuer’s partnership agreement.  The cash equivalent amount of the additional Class C Units is treated as if it had actually been distributed for purposes of determining the distributions to be made to EECI, the Issuer’s general partner.

On August 15, 2009, the Class C Units will convert into Class A Common Units on a one-for-one basis, subject to the satisfaction of certain conditions.

The Issuer distributed 385,032 and 100,293 additional Class C Units to EECI during the years ended December 31, 2007 and 2006, respectively, in lieu of making cash distributions.  During 2008, the Issuer has distributed 529,206 additional Class C Units to EECI in lieu of making cash distributions.  As of the date of this Schedule 13D, EECI owns 6,449,315 of the Issuer’s Class C Units, which, subject to the limitations discussed above and more fully described in the Issuer’s partnership agreement, are convertible into 6,449,315 Class A Common Units.

Item 4.	Purpose of Transaction

EECI acquired the Class A Common Units reported pursuant hereto for investment purposes.  EECI and/or the Reporting Persons may acquire additional Class A Common Units, or dispose of some or all of such Class A Common Units, from time to time, depending upon price, market conditions and other factors.

None of the Reporting Persons has any plan or proposal that relates to or that would result in:

(a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)   Changes in the Issuer’s certificate of limited partnership, partnership agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)   EECI beneficially owns 22,699,315 Class A Common Units of the Issuer (including 6,449,315 Class A Common Units underlying the Class C Units beneficially owned by EECI), which represent 23.7% of the outstanding Class A Common Units based upon the number of Class A Common Units outstanding as of the date hereof (including 19,688,969 Class A Common Units underlying all of the Issuer’s Class C Units outstanding as of the date hereof).  EECI is wholly owned by EPI.  EPI is wholly owned by IPL.  IPL is wholly owned by Enbridge.  EPI, IPL and Enbridge, therefore, may be deemed to beneficially own, and have the power to direct the voting and the disposition of, such 22,699,315 Class A Common Units.  The persons listed on Exhibit B disclaim any beneficial ownership of the Class A Common Units held by EECI.  None of the persons listed on Exhibit B shares voting or dispositive power over any Class A Common Units held by EECI.

(b)   EECI is the sole record owner and has sole voting and dispositive power with respect to 16,250,000 Class A Common Units of the Issuer.

(c)   EECI acquired 16,250,000 Class A Common Units on December 4, 2008 at a purchase price of $30.76 per Class A Common Unit in a private transaction exempt from registration under Section 4(2) of the Securities Act.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The 16,250,000 Class A Common Units held by EECI were acquired by EECI on December 4, 2008 pursuant to the Class A Common Unit Purchase agreement, dated November 17, 2008, by and between the Issuer and EECI.  The Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of August 15, 2006, as amended by Amendment No. 1, dated December 28, 2007, and Amendment No. 2, dated August 6, 2008 (as used herein, the “partnership agreement”), contains various provisions with respect to the Class A Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to partners.  For a description of the contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and the Issuer and others, please read “Certain Relationships and Related Transactions, and Director Independence” in the Annual Report on Form 10-K for the year ended December 31, 2007 of the Issuer incorporated herein by reference.

In addition to the 16,250,000 Class A Common Units and the 6,449,315 Class C Units of the Issuer owned by EECI, EECI owns 3,912,750 Class B Common Units of the Issuer and a 2.0 percent general partner interest in the Issuer.

Item 7.	Material to Be Filed as Exhibits

(a)   Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated August 15, 2006 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K dated August 16, 2006).

(b)   Amendment No. 1 to the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer dated December 28, 2007 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K dated January 3, 2008).

(c)   Amendment No. 2 to the Fourth Amended and Restated Agreement of the Limited Partnership of the Issuer dated August 6, 2008 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K dated August 6, 2008).

(d)   Class A Common Unit Purchase Agreement by and between the Issuer and EECI dated November 17, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated November 17, 2008).

(e)   Joint Filing Statement (incorporated by reference to Exhibit A of this Schedule 13D).

(f)    Schedule of Directors and Executive Officers (incorporated by reference to Exhibit B of this Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2008

ENBRIDGE INC.

By:	/s/ Alison T. Love

Name: Alison T. Love
Title: Vice President & Corporate Secretary

By:	/s/ Wanda Opheim

Name: Wanda Opheim
Title: Vice President, Treasury & Tax

IPL SYSTEM INC.

By:	/s/ Alison T. Love

Name: Alison T. Love
Title: Corporate Secretary

By:	/s/ Colin K. Gruending

Name: Colin K Gruending
Title: Controller

ENBRIDGE PIPELINES INC.

By:	/s/ Darby J. Wade

Name: Darby J. Wade
Title: General Counsel

By:	/s/ Wanda Opheim

Name: Wanda Opheim
Title: Treasurer

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Bruce A. Stevenson

Name: Bruce A. Stevenson
Title: Corporate Secretary

Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Class A Common Units of Enbridge Energy Partners, L.P. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated:  December 5, 2008

ENBRIDGE INC.

By:	/s/ Alison T. Love

Name: Alison T. Love
Title: Vice President & Corporate Secretary

By:	/s/ Wanda Opheim

Name: Wanda Opheim
Title: Vice President, Treasury & Tax

IPL SYSTEM INC.

By:	/s/ Alison T. Love

Name: Alison T. Love
Title: Corporate Secretary

By:	/s/ Colin K. Gruending

Name: Colin K Gruending
Title: Controller

ENBRIDGE PIPELINES INC.

By:	/s/ Darby J. Wade

Name: Darby J. Wade
Title: General Counsel

By:	/s/ Wanda Opheim

Name: Wanda Opheim
Title: Treasurer

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Bruce A. Stevenson

Name: Bruce A. Stevenson
Title: Corporate Secretary

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Inc.  The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8, Canada.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

DAVID A. ARLEDGE	U.S.	Chairman of the Board of Directors

J. L. BALKO	Canada	Vice President, Human Resources & Administration

J. RICHARD BIRD	Canada	Executive Vice President, Chief Financial Officer & Corporate Development

JAMES J. BLANCHARD	U.S.	Partner, DLA Piper U.S., LLP; Corporate Director

S. R. BLOXOM	U.S.	Vice President, Investment Review

J. LORNE BRAITHWAITE	Canada	Businessman; Corporate Director

L. S. CRUESS	Canada/U.S.	Senior Vice President, Energy Marketing & International

PATRICK D. DANIEL	Canada	President & Chief Executive Officer; Corporate Director

BONNIE D. DUPONT	Canada	Group Vice President, Corporate Resources

J. HERB ENGLAND	Canada	President & Chief Executive Officer of Stahlman—England Irrigation Inc.; Corporate Director

C. K. GRUENDING	Canada	Vice President & Controller

D. V. KRENZ	U.S.	Vice President, Gas Pipelines

DAVID A. LESLIE	Canada	Corporate Director

STEPHEN J.J. LETWIN	Canada	Executive Vice President, Gas Transportation & International

D. L. LEVESQUE	Canada	Vice President, Public & Government Affairs

A. T. LOVE	Canada	Vice President & Corporate Secretary

L. M. LUISON	Canada	Vice President, Financial Partnerships

ROBERT W. MARTIN	Canada	Corporate Director

I. R. McFEELY	Canada	Vice President, Gas Development

AL MONACO	Canada	Executive Vice President, Major Projects

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

W. OPHEIM	Canada	Vice President, Treasury & Tax

GEORGE K. PETTY	Canada/U.S.	Corporate Director

B. D. POOHKAY	Canada	Vice President & Chief Information Officer

DAVID T. ROBOTTOM	Canada	Group Vice President, Corporate Law

CHARLES E. SHULTZ	Canada/U.S.	Chair and Chief Executive Officer of Dauntless Energy Inc.; Corporate Director

J. A. SCHULTZ	Canada	Senior Vice President, New Ventures

C. J. SZMURLO	Canada/U.S.	Vice President, Energy Technology & Power Generation

DAN C. TUTCHER	U.S.	Corporate Director

DARBY J. WADE	Canada	Vice President, General Counsel & Chief Compliance Officer

JOHN K. WHELEN	Canada	Senior Vice President, Corporate Development

CATHY L. WILLIAMS	Canada	Corporate Director

STEPHEN J. WUORI	U.S.	Executive Vice President, Liquids Pipelines

V. D. YU	Canada	Vice President, Investor Relations & Enterprise Risk

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of IPL System Inc.  The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8, Canada.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

J. R. BIRD	Canada	President; Director

B. D. DUPONT	Canada	Director

C. K. GRUENDING	Canada	Controller

S. J. J. LETWIN	Canada	Vice President

A. T. LOVE	Canada	Corporate Secretary

W. OPHEIM	Canada	Treasurer

D. T. ROBOTTOM	Canada	Vice President

D. J. WADE	Canada	Vice President

S. J. WUORI	U.S.	Vice President; Director

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Pipelines Inc.  The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8, Canada.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

R. L. ADAMS	U.S.	Vice President, Engineering, Procurement and Construction

J. R. BIRD	Canada	Director

H. K. BROWN	U.S.	Controller

S. B. BUYS	Canada	Vice President, Customer Service

J. W. CARRUTHERS	Canada	Vice President, Gateway

G. C. CARTWRIGHT	Canada	Associate General Counsel, Law & Regulatory Affairs, Liquids Pipelines and Assistant Corporate Secretary

K. CORNELIUS	Canada	Vice President, Fort Hills

P. D. DANIEL	Canada	Chairman of the Board

J. M. GEREZ	Canada	Vice President, Engineering and System Integrity

L. J. GOLDEN	Canada	Vice President, Alberta Clipper and Line 4 Extension

C. L. HANSEN	Canada	Vice President, Finance

D. G. JARVIS	Canada	Senior Vice President, Business Development

A. T. LOVE	Canada	Corporate Secretary

A. D. MEYER	Canada	Senior Vice President, Oil Sands Projects

A. MONACO	Canada	Executive Vice President, Major Projects

B. C. NEILES	Canada	Vice President, Project Services

W. OPHEIM	Canada	Treasurer

W. R. SCHRAGE	Canada	Vice President, Business Development

P. F. SCHULDHAUS	Canada	Vice President, Business Development

C. E. SCHULTZ	Canada/U.S.	Director

R. T. SCHWARTZ	Canada/U.S.	Vice President, Liquids Pipelines Law & Deputy General Counsel

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

G. L. SEVICK	Canada	Senior Vice President, Mainline Projects

D. J. WADE	Canada	General Counsel

C. L. WILLIAMS	Canada	Director

S. J. WUORI	U.S.	President; Director

L. A. ZUPAN	Canada	Vice President, Operations

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Energy Company, Inc.  The principal business address for each individual listed below, is 1100 Louisiana, Suite 3300, Houston, Texas 77002.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding)

R. L. ADAMS	U.S.	Vice President—U.S. Engineering and Project Execution, Liquids Pipelines	—

J. A. CONNELLY	U.S.	Director	7,000

M. O. HESSE	U.S.	Director and Chairman of the Board	—

E. C. KAITSON	U.S.	Vice President—Law, Deputy General Counsel and Assistant Secretary	—

J. W. KANVIK	U.S.	Assistant Secretary	—

D. V. KRENZ	U.S.	Vice President	—

K. C. LANIK	U.S.	Tax Officer	—

S. J. J. LETWIN	Canada	Managing Director; Director	22,000

J. A. LOIACONO	U.S.	Vice President, Commercial Activities	1,000

M. A. MAKI	U.S.	Vice President—Finance	—

T. L. McGILL	U.S.	President; Director	2,000

A. MONACO	Canada	Executive Vice President—Major Projects	—

S. J. NEYLAND	U.S.	Controller	—

G. K. PETTY	Canada/U.S.	Director	2,617

K. C. PUCKETT	U.S.	Vice President, Engineering and Operations—Gathering and Processing	1,000

J. N. ROSE	Canada	Treasurer	—

A. M. SCHNEIDER	U.S.	Vice President, Regulated Engineering and Operations	—

B. A. STEVENSON	Canada/U.S.	Corporate Secretary	—

D. A. WESTBROOK	U.S.	Director	6,000

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding)

S. J. WUORI	U.S.	Executive Vice President—Liquids Pipelines; Director	—

L. A. ZUPAN	Canada	Vice President—Operations, Liquids Pipelines	—